Filed by Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities and Exchange Act of 1934, as amended

Subject Company:

Aberdeen Chile Fund, Inc.

File No. 333-221577

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Asset Management Inc.

Investor Relations

800-522-5465

InvestorRelations@aberdeenstandard.com

ABERDEEN EMERGING MARKETS SMALLER COMPANY OPPORTUNITIES FUND, INC. ANNOUNCES APPROVAL OF REORGANIZATION AT SPECIAL MEETING OF SHAREHOLDERS

(Philadelphia, March 16, 2018) — Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc. (NYSE American: ABE) (the “Fund”) announced that shareholders of the Fund voted to approve an Agreement and Plan of Reorganization (the “Plan”) between the Fund and Aberdeen Chile Fund, Inc. (the “Acquiring Fund”) at its special meeting of shareholders (the “Special Meeting”) held today, March 16, 2018.

The purpose of the Special Meeting was to seek shareholder approval of the Plan in connection with the consolidation of up to eight closed-end funds, including the Fund, into a single closed-end fund (the “Combined Fund”) with a multi-cap emerging markets equity income investment strategy (the “Reorganizations”). The consolidation would achieve certain economies of scale and other operational efficiencies.

With regard to the Reorganization of the Fund, it is currently expected that the closing date will be prior to the end of April 2018; however, the closing date is subject to change if shareholder approvals of the Reorganizations of other target funds are delayed.

If the Reorganization closes, the global emerging markets equity (GEM) investment team of the Fund’s adviser and its affiliates would continue to be responsible for the day-to-day management of the Combined Fund following the consolidation.  The GEM team has been investing in emerging market equities since the 1980s and has experience over many years managing listed closed-end funds with income or total return as an investment objective.  The GEM team works in a collaborative fashion, with all team members having both portfolio management and research responsibilities.  Devan Kaloo and Joanne Irvine will continue to lead the team that is jointly and primarily responsible for managing the Combined Fund following the consolidation.  The joint proxy statement/prospectus for the Special

Meeting included further details about the portfolio management team and is available on the Fund’s website (aberdeenabe.com).

The Combined Fund would follow a multi-cap emerging markets equity income investment strategy that utilizes leverage.  The Combined Fund would seek to provide both current income and long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets, plus any borrowings for investment purposes, in emerging market equity securities. Additionally, it is anticipated that the Combined Fund would begin using leverage for investment purposes through borrowing in an amount currently estimated to be approximately 10% of total assets. The countries in which the GEM team currently expects to invest approximately 10% or more of the Combined Fund’s assets are Brazil, China and India, and 5% or more in Indonesia, Mexico, South Africa, Taiwan and Thailand. The sectors in which the GEM team currently expects to invest approximately 10% or more of the Combined Fund’s assets are Consumer Staples, Financials, IT and Telecom Service, and approximately 5% or more in Materials, Industrials, Consumer Discretionary and Real Estate. The GEM team’s expectations with respect to the percentages of leverage, country allocation and sector allocation are based on current market conditions and could vary significantly under market conditions following the Reorganizations.

As explained more fully in the proxy statement, now that the requisite shareholder approval of the Reorganization has been obtained, the Fund will sell securities and invest in a manner that differs from its current investment objective and strategies in anticipation of the Reorganization.

As of the record date for the Special Meeting, December 18, 2017, there were 9,484,813 outstanding shares of the Fund.  79.15% of the outstanding shares were present at the Special Meeting, representing a quorum.

The description of the Special Meeting proposal, the percentage of shareholders’ votes cast for and against the Special Meeting proposal and number of shares voted at the Special Meeting are as follows:

Proposal	Percentage of Votes Cast For	Number of Votes Cast For	Percentage of Votes Cast Against	Number of Votes Cast Against	Number of Votes Abstained
To approve an Agreement and Plan of Reorganization	80.48%	6,042,107	19.37%	1,454,298	10,955

The Special Meeting proposal received the requisite shareholder vote at the Special Meeting.

Additional Information Regarding Tender Offer in Connection with Fund Consolidation

Following the consolidation, the Combined Fund will commence a tender offer for its shares. It is expected that assets distributed in the tender offer, together with net realized capital gains, will aggregate up to a maximum distribution of 50%, and not less than 40%, of the net assets of the Combined Fund post- consolidation.

Barring exceptional or unforeseen circumstances, the Combined Fund anticipates announcing the amount of the tender offer and an estimate of the special capital gains distribution within approximately 10 business days after the closing of the consolidation, both of which are expected to be completed and paid within approximately 60 days following the closing of the consolidation.  At the end of the Combined Fund’s taxable year, any net capital gains realized from the portfolio realignment, tender offer and routine trading that have not previously been distributed would be distributed to shareholders at year end.

Important Information

The information in this press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For more information about the consolidation and potential benefits, please review the Fund’s joint proxy statement/prospectus available at aberdeenabe.com.

International investing entails special risk considerations, including currency fluctuations, lower liquidity, economic and political risks, and difference in accounting methods.

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective.

If you wish to receive this information electronically, please contact: InvestorRelations@aberdeenstandard.com

aberdeenabe.com

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